Larry Spirgel
Assistant Director
Christie Wong
Staff Accountant
Robert S. Littlepage
Accounting Branch Chief
Paul Fischer
Attorney-Advisor
William Mastrianna
Attorney-Advisor
United States Securities and Exchange Commission
100 F. Street, N.W.
Mail Stop 4561
Washington, D.C. 20549-3561

December 3, 2015

RE:                                      Alpine 4 Technologies Ltd. (formerly Alpine 4 Automotive Technologies Ltd.)
Amendment No. 6 to Registration Statement on Form S-4
File No. 333-199840
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Ms. Wong and Messrs. Spirgel, Littlepage, Fischer, and Mastrianna:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Alpine 4 Technologies Ltd. (the "Company"), hereby requests acceleration of the effective date of the above-referenced Registration Statement, so that it may become effective at 4.00 p.m. Eastern Standard Time on Monday, December 7, 2015, or as soon thereafter as practicable.

The undersigned acknowledges, on behalf of the Company, that:

-	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
-	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
-	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to company counsel, C. Parkinson Lloyd of Kirton McConkie at (801) 350-7619, and that such effectiveness also be confirmed in writing.

Thank you for your consideration and assistance in this matter.

Respectfully submitted,

Alpine 4 Technologies Ltd.

/s/ Kent Wilson
Kent Wilson
CEO/CFO